January 16, 2020

Evan M. Turtz
President
Ingersoll-Rand U.S. HoldCo, Inc.
800-E Beaty Street
Davidson, NC 28036

       Re: Ingersoll-Rand U.S. HoldCo, Inc.
           Registration Statement on Form 10
           Filed December 30, 2019
           File No. 000-56134

Dear Mr. Turtz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology